Exhibit 3.1

NINTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

STAPLES, INC.

ARTICLE I

The name of the corporation is Staples, Inc.

ARTICLE II

The address of the corporation’s registered office in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE III

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

ARTICLE IV

The total number of shares of stock which the corporation has authority to issue is one thousand (1,000) shares of Common Stock, with a par value of $0.01 per share.

ARTICLE V

The corporation is to have perpetual existence.

ARTICLE VI

In furtherance and not in limitation of the powers conferred by statute, the board of directors of the corporation is expressly authorized to make, alter or repeal the by-laws of the corporation.

ARTICLE VII

Meetings of stockholders may be held within or without the State of Delaware, as the by-laws of the corporation may provide. The books of the corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the board of directors or in the by-laws of the corporation. Election of directors need not be by written ballot unless the by-laws of the corporation so provide.

ARTICLE VIII

No director of the corporation shall be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction in which the director derived an improper personal benefit.  Any repeal or modification of the foregoing paragraph by the stockholders of the corporation shall not adversely affect any right or protection of a director of the corporation existing at the time of such repeal or modification.

ARTICLE IX

The corporation shall indemnify its present and former directors and officers to the maximum extent permitted by the Delaware General Corporation Law as from time to time amended.  The indemnification provided for herein shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise.

ARTICLE X

The corporation expressly elects not to be governed by Section 203 of the General Corporation Law of the State of Delaware.

ARTICLE XI

The corporation reserves the right to amend, alter, change or repeal any provision contained in this certificate of incorporation in the manner now or hereafter prescribed herein and by the laws of the State of Delaware, and all rights conferred upon stockholders herein are granted subject to this reservation.

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